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                                                                    EXHIBIT 99.1
[DUSA PHARMACEUTICAL LOGO]

INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC.(R)

FOR RELEASE AT 7:00 A.M. NOVEMBER 13, 2003


                   DUSA PHARMACEUTICALS REPORTS THIRD QUARTER
                   CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS

WILMINGTON, MA. NOVEMBER 13, 2003 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS:
DUSA) reported today its corporate highlights and financial results for the third quarter ended September 30, 2003, including an update on sales, marketing, educational and reimbursement issues. During the quarter, the Company also achieved two important FDA milestones, namely FDA approval of our Wilmington manufacturing facility, and clearance to market our BLU-U(R) brand light source without Levulan(R) for the treatment of moderate inflammatory acne. The comparable quarter from the prior year ended September 30, 2002 included the one-time recognition of certain non-cash revenue and expenses due to the termination of our former dermatology partnership, which makes it difficult to compare those results with those of the current quarter.

CORPORATE HIGHLIGHTS:

LEVULAN PDT IN DERMATOLOGY
During the quarter, the Company continued to be well represented at a variety of dermatology organization and Continuing Medical Education (CME) meetings throughout the country, including the summer meeting of the American Academy of Dermatology in Chicago, and Controversies in Cutaneous Laser Surgery in Oregon. Subsequent meetings have included the American Society of Dermatologic Surgery
(ASDS) meeting in New Orleans and the Fall Clinical Dermatology Conference in Las Vegas, as mentioned in our recent press release.

Levulan Kerastick(R) end-user sales in the third quarter totaled 1,938 units, vs. 1,914 and 1,842 units in the prior two quarters. However, although usage was low during the summertime months of July and August, 894 units were sold in September, the highest of any reported month since DUSA assumed marketing responsibilities one year ago. BLU-U placements have also increased for the first time since we assumed marketing responsibilities, rising to 360 at the end of Q3, up from 323 at the end of Q2 and 324 at the end of Q1.

In addition, just subsequent to the end of the quarter, DUSA hired, trained and recently deployed an initial sales force of six regional sales managers and sales representatives, and contracted with and trained an additional twelve independent sales representatives. The plan is to call on dermatologists in key US markets, in keeping with our sales and marketing objectives.

Dr. Geoffrey Shulman, DUSA's CEO and President stated, "We are pleased to be able

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to report that subsequent to the end of the third quarter, the combination of our progress in educating physicians and our new sales force appears to be having a very positive effect on sales of the Kerastick. However, the cost of the sales force and other new marketing and sales initiatives will also increase our expenses going forward, and this is expected to lead to an initial increase in our net monthly operating losses, until such time as the increased sales outweigh the increased expenses."

We have also continued to support efforts to improve reimbursement levels to physicians, and to educate the major private insurance carriers so that they approve our therapy for coverage. As part of these efforts, we have worked with the Centers for Medicare and Medicaid Services (CMS) to reverse the bundling of the drug cost from the procedure fee, which occurred effective March 1, 2003. We are pleased to report that in early November 2003, CMS announced that as of January 1, 2004, physicians will, once again, be able to bill the drug cost separately from the procedure fee.

Other key events during the quarter included the FDA approval of our Wilmington manufacturing facility, and clearance to market of our BLU-U brand light source without Levulan for the treatment of moderate inflammatory acne, both as announced previously. With respect to the manufacturing facility, we expect to begin Kerastick production during 2004, subject to significantly increased sales, as current inventories are consumed.

In dermatology product development, we are in the process of finalizing our IND application to commence a Phase II trial to examine short contact Levulan PDT with several different light sources, including the BLU-U, for the treatment of photodamaged skin. A Phase II trial for acne is expected to follow in 2004. In addition, the Company intends to submit the results from its FDA-required Phase IV long-term AK tracking study by the end of 2003.

LEVULAN PDT FOR DYSPLASIA IN BARRETT'S ESOPHAGUS:
DUSA also continues to move forward with development of Levulan PDT in the treatment of high-grade dysplasia associated with Barrett's esophagus. Although another PDT product has recently been approved for the same indication, DUSA believes that because of the safety profile of our therapy at this stage of development, it could have greater potential than the currently approved product. DUSA is currently preparing to start a pilot Phase II clinical trial using our new, proprietary light delivery device for the first time. However, DUSA does not expect to fully fund the remaining Phase II and III clinical trials for the Barrett's esophagus high-grade dysplasia indication on our own and is therefore soliciting potential partners. Although the process is ongoing, there can be no assurance that we will be able to consummate any collaboration on timing and/or terms acceptable to us, and at this point, it does not appear that we will have a signed partnership in place by the end of 2003, as originally planned.

FINANCIAL HIGHLIGHTS:
DUSA's net loss for the current quarter ended September 30, 2003 was ($3,680,000), or ($0.26) per share, as compared to net income of $15,761,000, or $1.13 per share, for the three months ended September 30, 2002. The 2002 period included the one-time recognition of certain non-cash items as a result of the termination in September 2002 of our former marketing and development collaboration. Items recognized in the 2002 Condensed Statement of Operations included $20,990,000 of research grant and

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milestone revenue, and charges to cost of product sales and research and development costs totaling $2,638,000 and $639,000, respectively. As a result of the recognition of these items, net income was increased by approximately $17,713,000 in 2002.

Revenues for the current quarter were $163,000, as compared to $22,566,000 in the 2002 period. Revenues in 2003 were totally comprised of Kerastick product sales to end-users, as compared to $51,000 in product sales and rental income in 2002. Total revenues for the prior year period also included $21,321,000 of research grant and milestone revenues, and $1,194,000 of co-development revenue earned under our former marketing and development collaboration.

Research and development costs for the current quarter were $1,202,000, as compared to $2,848,000 in the 2002 period. The decrease in 2003 is mainly attributable to lower clinical trial expenditures for dermatology projects, as 2002 included costs for projects that were co-sponsored and previously reimbursed to DUSA by our former marketing collaborator. Co-sponsored projects included Phase I/II studies using Levulan PDT in the treatment of persistent plantar warts and onychomycosis (nail fungus). These projects have been delayed as we concentrate on increasing sales, and implementing a dermatology development program focused on indications that use our approved Kerastick. Research and development costs for 2002 also included the write-off of $639,000 of previously deferred royalty costs as a result of the termination of our former marketing and development collaboration.

Marketing and sales costs for the current quarter were $535,000, as we continued implementing certain marketing and sales initiatives, including the hiring of an Associate VP of Sales in August 2003 and the development of DUSA's initial sales force, which was hired, trained, and deployed in October 2003. In the prior year, there were no marketing and sales expenses incurred directly by DUSA as all rights and activities associated with the marketing and sales of our products were the sole responsibility of our former collaborator.

Other operating expenses for the current quarter were $1,627,000, as compared to $1,411,000 in the 2002 period. This increase was caused by significantly higher legal expenses, primarily related to the challenge to our Australian patent and associated issues, offset, in part, by slightly lower staffing costs in 2003 due primarily to employee separations during 2002. It is expected that general and administrative costs will remain elevated as long as the patent dispute continues.

As of September 30, 2003, total cash, cash equivalents, and United States government securities were approximately $41,615,000, and long-term debt including current maturities was $1,585,000.



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DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(AMOUNTS ARE IN US DOLLARS)



                                                                   SEPTEMBER 30, DECEMBER 31,
                                                                        2003       2002
                                                                    (UNAUDITED)
                                                                    -----------  -----------

ASSETS


CURRENT ASSETS
   Cash, cash equivalents and United States Government Securities   $41,611,862   $52,879,543
   Inventory                                                            953,161     1,188,659
   Other current assets                                               1,097,247     1,652,088
                                                                    -----------   -----------
      TOTAL CURRENT ASSETS                                           43,662,270    55,720,290
   Property and equipment, net                                        4,552,267     5,229,683
                                                                    -----------   -----------
TOTAL ASSETS                                                        $48,214,537   $60,949,973
                                                                    ===========   ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued expenses                            $ 2,174,041   $ 3,099,643
   Current maturities of long term debt                                 270,000       270,000
   Deferred revenue                                                      53,040         5,100
                                                                    -----------   -----------
     TOTAL CURRENT LIABILITIES                                        2,497,081     3,374,743
   Long term debt, net of current maturities                          1,315,000     1,517,500
                                                                    -----------   -----------
TOTAL LIABILITIES                                                     3,812,081     4,892,243
TOTAL SHAREHOLDERS' EQUITY                                           44,402,456    56,057,730
                                                                    -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $48,214,537   $60,949,973
                                                                    ===========   ===========

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DUSA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS ARE IN US DOLLARS)

                                                      THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                        SEPTEMBER 30,                        SEPTEMBER 30,
                                                         (UNAUDITED)                          (UNAUDITED)
                                                -------------------------------    ----------------------------------
                                                         2003             2002                2003              2002
                                                --------------   --------------    ----------------   ---------------
REVENUES
   Product sales and rental income                   $163,155          $51,185            $453,800          $157,370
   Research grant and milestone revenue                     -       21,320,830                   -        22,312,498
   Research revenue earned under                            -        1,193,739                   -         2,851,362
      collaborative agreements

                                                --------------   --------------    ----------------   ---------------
TOTAL REVENUES                                        163,155       22,565,754             453,800        25,321,230
                                                --------------   --------------    ----------------   ---------------

OPERATING COSTS
   Cost of product sales and royalties                887,336        3,240,793           2,464,667         4,696,095
   Research and development                         1,202,130        2,848,295           4,167,121         9,319,891
   Marketing and sales                                535,114                -           1,598,604                 -
   General and administrative                       1,627,364        1,411,494           4,782,385         4,104,510
                                                --------------   --------------    ----------------   ---------------
TOTAL OPERATING COSTS                               4,251,944        7,500,582          13,012,777        18,120,496
                                                --------------   --------------    ----------------   ---------------
INCOME (LOSS) FROM OPERATIONS                     (4,088,789)       15,065,172        (12,558,977)         7,200,734

OTHER INCOME
   Interest income, net                               408,931          695,701           1,502,030         2,255,022
                                                --------------   --------------    ----------------   ---------------
NET INCOME (LOSS)                                $(3,679,858)      $15,760,873       $(11,056,947)        $9,455,756
                                                ==============   ==============    ================   ===============

BASIC AND DILUTED NET INCOME (LOSS) PER             $   (.26)            $1.13           $   (.79)             $0.68
   COMMON SHARE
                                                ==============   ==============    ================   ===============

WEIGHTED AVERAGE NUMBER OF                         13,954,450       13,887,612          13,926,450        13,874,181
    COMMON SHARES OUTSTANDING
                                                ==============   ==============    ================   ===============

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DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of Levulan Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical conditions. PDT and PD utilize light-activated compounds to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY and Toronto, Ontario.


Except for historical information, this news release contains certain forward-looking statements that involve known and unknown risks and uncertainties, which may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the statements made. These forward-looking statements relate

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to DUSA's plan to call on dermatologists in US markets in connection with its sales and marketing objectives; increases in expenses relating to marketing and sales initiatives and any related impact on net losses; expectations for the possible use of our facility to manufacture Kerasticks(R); timing of Phase II acne studies and intentions to submit the results of our Phase IV long-term AK tracking study before the end of 2003; and our beliefs regarding the safety profile and potential of our treatment for Barrett's esophagus and expectations not to fully fund further studies in Barrett's esophagus, but to seek a corporate partner and the timing thereof. Such risks and uncertainties include, but are not limited to a lack of sales and marketing resources and experience, the risks associated with medical device development, changing market and regulatory conditions, actual clinical results of our trials, the impact of competitive products and pricing, the FDA approval and market acceptance of our products, the ability of DUSA to develop a market for the products, maintenance of DUSA's patent portfolio and other risks identified in DUSA's SEC filings from time to time, including its Form 10-K for the year ended December 31, 2002.

For further information contact:
D. GEOFFREY SHULMAN, MD, President,  CEO & CFO
Or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059
Fax 416.363.6602 or visit www.dusapharma.com